Exhibit 99.1

Galmed Pharmaceuticals Completes Two Chronic Toxicology Studies and Reports No Significant Adverse Events

Tel-Aviv, Israel — September 2, 2014 — Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (“Galmed”), a clinical-stage biopharmaceutical company focused on the development and commercialization of a once-daily, oral therapy for the treatment of liver diseases and cholesterol gallstones, announced today that it successfully completed two six-month chronic toxicology studies of its drug candidate, aramchol. These studies were performed in compliance with the European Medicines Agency’s ICH M3 (R2) guidelines by WIL Research, a global contract research organization, at its facility in Holland. The studies are required in advance of the commencement of human clinical trials and marketing authorization for pharmaceuticals in Europe and support Galmed’s planned Phase IIb clinical trial of aramchol for the treatment of Non-Alcoholic Steato-Hepatitis, or NASH, in patients who also suffer from obesity and insulin resistance, which Galmed intends to initiate in the European Union, Israel and Latin America later this year. Galmed is continuing these two toxicology studies for an additional three months to satisfy an initial requirement of the U.S. Food and Drug Administration to complete nine-month pre-clinical toxicology studies of aramchol prior to conducting clinical trials in the United States.

In a six-month toxicology study in rats, testing a maximum aramchol dose of 1,000 mg/kg per day, WIL Research did not observe any treatment-related mortalities or effects on body weight. In addition, WIL Research did not observe any significant adverse events in the ophthalmologic, hematologic and biochemical testing or in macroscopic and microscopic organ examinations conducted during the study.

In a concurrent six-month toxicology study in dogs, testing a maximum aramchol dose of 1,500 mg/kg per day, WIL Research likewise did not observe any treatment-related mortalities or effects on body weight, and did not observe any significant adverse events in the ophthalmologic, hematologic and biochemical testing or in the macroscopic organ examination conducted during the study. However, unlike the study in rats, blood tests revealed a decrease in total blood cholesterol levels, including low-density lipoprotein, or LDL, high-density lipoprotein, or HDL, and phospholipids, and there was a slight increase in the size of the adrenal glands of the dogs, which WIL Research assessed as a physiologic compensatory response to the decrease in blood cholesterol levels. WIL Research did not consider the decrease in blood cholesterol levels or the physiologic response of the adrenal glands as a toxic effect, but rather as a pharmacodynamic effect, which is a biochemical and physiological effect of the drug on the body.

No maximum tolerated doses were reached in the studies.

Galmed’s Chief Medical Officer, Dr. Maya Halperin stated, “we are pleased to have additional data supporting the favorable safety profile of aramchol as observed in these long-term, high dose animal toxicology studies. The decrease of blood cholesterol levels in dogs further supports our understanding of the positive effect of aramchol on lipids as Galmed previously observed in its preclinical studies in other species.”

About Galmed Pharmaceuticals Ltd.

Galmed is a clinical-stage biopharmaceutical company focused on the development and commercialization of a novel, once-daily, oral therapy for the treatment of liver diseases and cholesterol gallstones utilizing its proprietary first-in-class family of synthetic fatty-acid/bile-acid conjugates, or FABACs. Galmed believes that its product candidate, aramchol, has the potential to be a disease modifying treatment for fatty liver disorders, including NASH, which is a chronic disease that Galmed believes constitutes a large unmet medical need.

Cautionary Note on Forward-Looking Statements

This press release includes forward-looking statements. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Applicable risks and uncertainties include those identified under the heading “Risk Factors” included in the registration statement on Form F-1 (File No. 333 -193792), initially filed with the Securities and Exchange Commission, or the SEC, on February 6, 2014 and declared effective by the SEC on March 12, 2014, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release reflect Galmed’s current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update any forward-looking statements.

Contact:

Andrew McDonald

LifeSci Advisors, LLC

646-597-6987